SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Clean Energy Fuels Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184499 10 1

(CUSIP Number)

Madeleine Pickens

(Names of Reporting Persons)

Madeleine Pickens

Del Mar Country Club

6001 Clubhouse Drive

Rancho Santa Fe, CA 92067

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499 10 1

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MADELEINE PICKENS
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,550,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,550,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,550,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 1.8%
(14)	Type of reporting person IN

SCHEDULE 13D

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2007, as amended by Amendment No. 1 filed on September 26, 2008, Amendment No. 2 filed on January 29, 2010, Amendment No. 3 filed on June 7, 2011, Amendment No. 4 filed on September 9, 2011 and Amendment No. 5 filed on January 4, 2012 (collectively, the “Schedule 13D”), on behalf of Madeleine Pickens (the “Reporting Person) and Boone Pickens. Prior to this Amendment, the Schedule 13D was filed as a joint statement by Madeleine Pickens and Boone Pickens pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment is filed by Madeleine Pickens only, for the reasons described below. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer

Unchanged.

Item 2.	Identity and Background

Prior to this Amendment, the Schedule 13D was filed jointly by Boone Pickens and Madeleine Pickens, and such persons may have been deemed to constitute a group. On November 9, 2012, Boone Pickens and Madeleine Pickens were divorced. As a result, the joint filing agreement between them has been terminated and any such group that may have been deemed to exist has been disbanded.

(a) This statement is filed by the Reporting Person, Madeleine Pickens.

(b) The principal business address of the Reporting Person is Del Mar Country Club, 6001 Clubhouse Drive, Rancho Santa Fe, CA 92067.

Item 5.	Interest in Securities of the Issuer

Sections (a) and (b) of Item 5 are hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,550,000 shares of Common Stock, constituting approximately 1.8% of the shares of Common Stock outstanding.

The aggregate percentage of the shares of Common Stock outstanding beneficially owned by the Reporting Person is based on 88,550,153 shares outstanding, which is the total number of shares of Common Stock outstanding as of October 29, 2012, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 9, 2012.

(b) The Reporting Person has sole voting and sole dispositive power over the 1,550,000 shares of Common Stock beneficially owned by her.

Section (e) of Item 5 is amended by adding the following:

(e) As a result of the divorce described above, any group that may have been deemed to exist between the Reporting Person and Boone Pickens was terminated on November 9, 2012. As a result of such termination, there is no longer any basis on which the Reporting Person might be deemed to beneficially own more than 5% of the shares of Common Stock outstanding.

Item 7.	Material to Be Filed as Exhibits

The following is filed as an exhibit with this Amendment:

99.17	Agreement dated November 9, 2012 by and between the Reporting Person and Boone Pickens terminating the Joint Filing Agreement dated December 13, 2007 between them (filed as Exhibit 99.2 hereto).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2012

By:	/s/ Madeleine Pickens
Name: Madeleine Pickens

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